Filed by Opnext, Inc.

pursuant to Rule 425 under the

Securities Act of 1933, as amended.

And Deemed Filed Pursuant to Rule 14a-12

Under the Securities Exchange Act of 1934

Subject Company: Opnext, Inc.

(Commission File No.: 001-33306)

March 26, 2012

To Our Valued Customers:

We are excited to share with you the news that Oclaro and Opnext have signed a definitive agreement to merge our companies. We feel strongly this merger will directly benefit you, our valued customers.

As a combined company, we will be a new leader in the optical components and modules market, with the scale, extensive broad product portfolio, technology innovation, engineering resources and technical support you expect from a highly strategic supplier.

Never before have two brands come together with such a strong global presence and a rich history of delivering advanced optical technology to serve the telecommunications and data communications markets. The combined heritage of Oclaro and Opnext comes from some of the leading optical technology innovators over more than 30 years, including Hitachi, Nortel, Alcatel, Marconi, Corning, Opnext, Bookham and Avanex.

With our previous track records of effective integration and complementary product portfolios, the integration should be seamless for our customers.

Upon closing, the combined company will be led by Alain Couder, with Harry Bosco joining the board of directors. Once the merger closes — expected in three to six months — we will keep you informed on the progress of the integration effort. Until closing, both companies will continue to operate as independent businesses.

To access the press release, please visit either the Oclaro or Opnext company website. Thank you for your continued support and the opportunity to contribute to your success.

Sincerely,

Alain Couder

Chairman and CEO, Oclaro, Inc.

Harry Bosco

Chairman and CEO, Opnext

Forward-Looking Statements

This document contains statements about the future expectations, plans or prospects of Oclaro and its business, and together with the assumptions underlying these statements contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Such statements include, but are not limited to: (i) statements about the benefits of the merger involving Oclaro and Opnext, including potential synergies and cost savings and the timing thereof; (ii) future financial and operating results following the merger; (iii) the combined company’s plans, objectives, expectations and intentions with respect to future operations, products and services; (iv) the competitive position and opportunities for the combined company; (v) the impact on the merger on the market for the combined company’s products; (vi) the non-GAAP operating income and integration costs of the combined company; and (vii) other statements identified by words such as “potential,” “expected,” “plan,” “estimate,” “intend,” “will,” “should”, “believe”, “target”, or words of similar meaning. Such forward-looking statements are based upon the current beliefs and expectations of Oclaro’s and Opnext’s management and are inherently subject to significant business, economic and competitive uncertainties and contingencies, many of which are difficult to predict and generally beyond the control of Oclaro and Opnext. Actual results may differ materially from the results anticipated in these forward-looking statements. Factors that could cause or contribute to such differences include, but are not limited to: (i) the failure of the merger to close for any reason; (ii) the competitive position and opportunities for the combined company; (iii) general business and economic conditions; (iv) the performance of financial markets; (v) risks relating to the consummation of the contemplated merger, including the risk that required stockholder approval and regulatory agency approval might not be obtained in a timely manner or at all or that other closing conditions are not satisfied; (vi) the impact on the merger on the markets for the combined companies optical, industrial and consumer products; (vii) the failure of the combined company to realize synergies and cost-savings from the transaction or delay in realization thereof; (viii) the businesses or employees of Oclaro and Opnext not being combined and integrated successfully, or such combination taking longer or being more difficult, time-consuming or costly to accomplish than expected; (ix) operating costs and business disruption following the merger, including adverse effects on employee retention and on our business relationships with third parties; (x) the future performance of the combined company following the closing of the merger; (xi) the combined company’s ability to maintain gross margins; (xii) effects of fluctuating product mix on results; (xiii) the combined company’s ability to timely develop and commercialize new products; (xiv) the combined company’s ability to respond to evolving technologies and customer requirements; (xv) the combined company’s dependence on a limited number of customers for a significant percentage of its projected revenues; (xvi) the combined company’s ability to effectively compete with companies that have greater name recognition, broader customer relationships and substantially greater financial, technical and marketing resources; (xvii) increased costs related to downsizing and compliance with regulatory requirements in connection with such downsizing, competition and pricing pressure; (xviii) the combined company’s potential lack of availability of credit or opportunity for equity based financing; (xix) the combined company’s risks associated with international operations; (xx) the combined company’s outcome of tax audits or similar proceedings; and (xxi) the outcome of pending litigation against Oclaro or Opnext. Additional factors that can cause the results to materially differ than those described in the forward-looking statements can be found in the most recent Form 10-Q, most recent Form 10-K and other periodic reports filed by Oclaro and Opnext, with the Securities and Exchange Commission. They each anticipate subsequent events and developments may cause their views and expectations to change. Neither Oclaro nor Opnext assumes any obligation, and they specifically disclaim any intention or obligation, to update any forward-looking statements, whether as a result of new information, future events or otherwise.

Additional Information and Where to Find It

This communication is being made in respect of the proposed business combination involving Oclaro and Opnext. In connection with the proposed transaction, Oclaro and Opnext plan to file documents with the SEC, including the filing by Oclaro of a Registration Statement on Form S-4 containing a Joint Proxy Statement/Prospectus and each of Oclaro and Opnext plan to file with the SEC other documents regarding the proposed transaction. Investors and security holders of Oclaro and Opnext are urged to carefully read the Joint Proxy Statement/Prospectus (when available) and other documents filed with the SEC by Oclaro and Opnext because they will contain important information about the proposed transaction. Investors and security holders may obtain free copies of the documents filed with the SEC on Oclaro’s website at www.oclaro.com or Opnext’s website at www.opnext.com or the SEC’s website at www.sec.gov. Oclaro, Opnext and their respective directors and executive officers may be deemed participants in the solicitation of proxies with respect to the proposed transaction. Information regarding the interests of these directors and executive officers in the proposed transaction will be included in the Joint Proxy Statement/Prospectus described above. Additional information regarding the directors and executive officers of Oclaro is also included in Oclaro’s proxy statement for its 2011 Annual Meeting of Stockholders, which was filed with the SEC on September 9, 2011, and additional information regarding the directors and executive officers of Opnext is also included in Opnext’s proxy statement for its 2011 Annual Meeting of Stockholders, which was filed with the SEC on January 26, 2012.